SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              ----------------------------------------------------

                                  SCHEDULE 13D

                               (Amendment No. 16)

                    Under the Securities Exchange Act of 1934


                        SPELLING ENTERTAINMENT GROUP INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   847807 10 4
                                 (CUSIP Number)

                            Michael D. Fricklas, Esq.
                                   Viacom Inc.
                                  1515 Broadway
                            New York, New York 10036
                            Telephone: (212) 258-6000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                               September 24, 1997
             (Date of Event which Requires Filing of this Statement)

        -----------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.
Check the following box if a fee is being paid with this statement |_|.

CUSIP No. 847807 10 4
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                    SEGI HOLDING COMPANY
     ---------------------------------------------------------------------------
                                    I.R.S. Identification No. 65-0418084
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See Instructions)

     |_| (a)
               -----------------------------------------------------------------
     |_| (b)
               -----------------------------------------------------------------

(3)  SEC Use Only
                 ---------------------------------------------------------------

(4)  Sources of Funds (See Instructions)         WC
                                        ----------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
               -----------------------------------------------------------------


(6) Citizenship or Place of Organization        Delaware
                                        ----------------------------------------

- -------------
Number of           (7)      Sole Voting Power
Shares                                                --------------------------
Beneficially        (8)      Shared Voting Power           69,922,650
Owned by                                              --------------------------
Each                (9)      Sole Dispositive Power
Reporting                                             --------------------------
Person With         (10)     Shared Dispositive Power      69,922,650
-------------                                         --------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                       69,922,650
     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        --------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     77.05% (includes shares subject to currently exercisable warrants)
     ---------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)       CO
                                                --------------------------------

CUSIP No. 847807 10 4
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                    VIACOM INC.
     ---------------------------------------------------------------------------
                                    I.R.S. Identification No. 04-2949533
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See Instructions)
     |_|  (a)
               -----------------------------------------------------------------
     |_|  (b)
               -----------------------------------------------------------------

(3)  SEC Use Only
                 ---------------------------------------------------------------

(4)  Sources of Funds (See Instructions)         WC
                                        ----------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
               -----------------------------------------------------------------


(6) Citizenship or Place of Organization        Delaware
                                        ----------------------------------------

- -------------
Number of           (7)      Sole Voting Power
Shares                                                --------------------------
Beneficially        (8)      Shared Voting Power           69,922,650
Owned by                                              --------------------------
Each                (9)      Sole Dispositive Power
Reporting                                             --------------------------
Person With         (10)     Shared Dispositive Power      69,922,650
-------------                                         --------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                       69,922,650
     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        --------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     77.05% (includes shares subject to currently exercisable warrants)
     ---------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)       CO
                                                --------------------------------

CUSIP No. 947807 10 4

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                               SUMNER M. REDSTONE
     ---------------------------------------------------------------------------
                               S.S. No.
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See Instructions)
     |_|  (a)
               -----------------------------------------------------------------
     |_|  (b)
               -----------------------------------------------------------------

(3)  SEC Use Only
                 ---------------------------------------------------------------

(4)  Sources of Funds (See Instructions)         WC
                                        ----------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
               -----------------------------------------------------------------


(6) Citizenship or Place of Organization        United States
                                        ----------------------------------------

- -------------
Number of           (7)      Sole Voting Power
Shares                                                --------------------------
Beneficially        (8)      Shared Voting Power           69,922,650
Owned by                                              --------------------------
Each                (9)      Sole Dispositive Power
Reporting                                             --------------------------
Person With         (10)     Shared Dispositive Power      69,922,650
-----------                                         --------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                       69,922,650
     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        --------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     77.05% (includes shares subject to currently exercisable warrants)
     ---------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)       IN
                                                --------------------------------

                  This Amendment No. 16 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 7, 1993 by Blockbuster Entertainment Corporation ("BEC"), Blockbuster Pictures Holding
Corporation ("Holdings"), SEGI Holding Company ("SEGI") and Repinvesco, Inc. ("REPI"), as amended (the "Statement"). This Amendment No. 16 is filed with respect to the shares of common stock, par value $.001 per share (the "Common Stock"), of Spelling Entertainment Group Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 5700 Wilshire Boulevard, Los Angeles, California 90036. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

Item 2.   Identity and Background.
          -------------------------

          Item 2 is hereby amended and supplemented as follows:

          The current list of executive officers and directors of Viacom International Inc. ("Viacom International") and Viacom Inc. ("Viacom") are reported on Schedules I and II hereto, respectively. Each person listed in Schedules I and II is a United States citizen.

          During the past five years, none of Reporting Persons nor any person named in Schedules I and II (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or other Consideration.
          --------------------------------------------------

          Item 3 is hereby amended and supplemented as follows:

          Purchases of Common Stock reported were made using working capital of Viacom International Inc.


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Item 5 is amended and supplemented as follows:

(a) SEGI HOLDING COMPANY is currently the beneficial owner, with shared dispositive and voting power, of 69,922,650 shares, or approximately 77.05%, of the issued and outstanding Common Stock of the Issuer (based on the number of shares of Common Stock that were reported by the Issuer to be issued and outstanding as of August 14, 1997).

(b) VIACOM INC. is currently the beneficial owner, with shared dispositive and voting power, of 69,922,650 shares, or approximately 77.05%, of the issued and outstanding Common Stock of the Issuer (based on the number of shares of Common Stock that were reported by the Issuer to be issued and outstanding as of August 14, 1997).

(c) MR. SUMNER M. REDSTONE is currently the beneficial owner, with shared dispositive and voting power, of 69,922,650 shares, or approximately 77.05%, of the issued and outstanding Common Stock of the Issuer (based on the number of shares of Common Stock that were reported by the Issuer to be issued and outstanding as of August 14, 1997).

       Transactions during the sixty days preceeding this Amendment No. 16

          DATE          NO. OF SHARES      PRICE*        WHEN AND HOW EXECUTED
          ----          -------------      ------        ---------------------
          8/7/97         46,100          $7.7177           Bear, Stearns,
                                                        New York, New York
          8/8/97         32,000          $8.0430                "
          8/11/97        52,800          $8.1238                "
          8/12/97       194,900          $8.3947                "
          8/13/97        71,300          $8.4435                "
          8/14/97        57,500          $8.7063                "
          9/9/97         34,000          $8.0996                "
          9/10/97        17,000          $8.1875                "
          9/12/97        26,000          $8.3750                "
          9/15/97        20,300          $8.5625                "
          9/16/97        76,000          $8.7056                "
          9/17/97        76,200          $8.8406                "
          9/22/97         1,000          $8.5000                "
          9/23/97         7,000          $8.5134                "
          9/24/97         9,000          $8.6667                "

 *Price indicated is weighted average price of each day's aggregated purchases.

                  All of the above transactions were purchases.


Item 7.   Material to be filed as Exhibits.
          ---------------------------------

          99.1 Agreement among SEGI Holding Company, Viacom Inc. and Sumner M. Redstone pursuant to Rule 13d-1(f)(1)(iii).

Signature
- ---------

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


September 25, 1997                     SEGI HOLDING COMPANY


                                       By:      \S\  Michael D. Fricklas
                                             -----------------------------------
                                             Name:   Michael D. Fricklas
                                             Title:  Senior Vice President,
                                                     Deputy General Counsel

Signature
- ---------

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


September 25, 1997                     VIACOM INC.


                                       By:      \S\  Michael D. Fricklas
                                             -----------------------------------
                                             Name:  Michael D. Fricklas
                                             Title: Senior Vice President,
                                                    Deputy General Counsel

Signature
- ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



September 25, 1997                     By:               *
                                             -----------------------------------
                                             Sumner M. Redstone,
                                             Individually





*By: \S\  Philippe P. Dauman
     ------------------------------
     Philippe P. Dauman
     Attorney-in-Fact under the
     Limited Power of Attorney
     filed as Exhibit 99.2 to the
     Statement, Amendment No. 11

                                          Schedule I
                                   Viacom International Inc.
                                      Executive Officers

- -------------------    ---------------------   -----------------------------------   ---------------------------------
                                                                                      Name and Address of Corporation
                          Business or              Principal Occupation                   or Other Organization
      Name             Residence Address              or Employment                        in Which Employed
- -------------------    ---------------------   -----------------------------------    --------------------------------
- -------------------    ---------------------   -----------------------------------    --------------------------------
Sumner M. Redstone     Viacom Inc.             Chairman of the Board and Chief        National Amusements, Inc.
                       1515 Broadway           Executive Officer of Viacom Inc.;      200 Elm Street
                       New York, NY 10036      Chairman of the Board, President       Dedham, MA 02026
                                               and Chief Executive Officer of
                                               National Amusements, Inc.,
                                               President and Chief Executive
                                               Officer of Viacom International Inc.
- -------------------    ---------------------   -----------------------------------    --------------------------------
Vaughn A. Clarke       Viacom Inc.             Sr. VP, Treasurer of Viacom Inc.       Viacom International Inc.
                       1515 Broadway           and Viacom International Inc.          1515 Broadway
                       New York, NY 10036                                             New York, NY 10036
- -------------------    ---------------------   -----------------------------------    --------------------------------
Philippe P. Dauman*    Viacom Inc.             Deputy Chairman, Executive VP,         Viacom International Inc.
                       1515 Broadway           General Counsel, Chief                 1515 Broadway
                       New York, NY 10036      Administrative Officer and             New York, NY 10036
                                               Secretary of Viacom Inc. and
                                               Executive VP and Secretary of
                                               Viacom International Inc.
- -------------------    --------------------    -----------------------------------    -------------------------------
Thomas E. Dooley       Viacom Inc.             Deputy Chairman, Executive             Viacom International Inc.
                       1515 Broadway           VP-Finance, Corporate Development      1515 Broadway
                       New York, NY 10036      and Communications of Viacom Inc.      New York, NY 10036
                                               and Executive VP of Viacom
                                               International Inc.
- -------------------   ---------------------   ------------------------------------   --------------------------------

*Also a Director

                                         Schedule I - Continued
- -------------------    --------------------   ------------------------------------   --------------------------------
Carl D. Folta          Viacom Inc.            Sr. VP, Corporate                      Viacom International Inc.
                       1515 Broadway          Relations of Viacom Inc. and           1515 Broadway
                       New York, NY 10036     Viacom International Inc.              New York, NY 10036


- -------------------    --------------------   ------------------------------------   --------------------------------
Michael D. Fricklas*   Viacom Inc.            Sr. VP, Deputy General Counsel         Viacom International Inc.
                       1515 Broadway          and Assistant Secretary of Viacom      1515 Broadway
                       New York, NY 10036     Inc. and Sr. VP and Assistant          New York, NY 10036
                                              Secretary of Viacom International
                                              Inc.
- -------------------    --------------------   ------------------------------------   --------------------------------
Susan C. Gordon        Viacom Inc.            Vice President, Controller and         Viacom International Inc.
                       1515 Broadway          Chief Accounting Officer of Viacom     1515 Broadway
                       New York, NY 10036     Inc. and Viacom International Inc.     New York, NY 10036
- -------------------    --------------------   ------------------------------------   --------------------------------
Rudolph L. Hertlein    Viacom Inc.            Sr. VP, Corporate Development of       Viacom International Inc.
                       1515 Broadway          Viacom Inc. and Sr. VP of Viacom       1515 Broadway
                       New York, NY 10036     International Inc.                     New York, NY 10036
- -------------------    --------------------   ------------------------------------   --------------------------------
Carol Melton           Viacom Inc.            Sr. VP, Government Affairs of          Viacom International Inc.
                       1515 Broadway          Viacom Inc. and Viacom                 1515 Broadway
                       New York, NY 10036     International Inc.                     New York, NY 10036
- -------------------    --------------------   ------------------------------------   --------------------------------
William A. Roskin      Viacom Inc.            Sr. VP, Human Resources and            Viacom International Inc.
                       1515 Broadway          Administration of Viacom Inc. and      1515 Broadway
                       New York, NY 10036     Viacom International Inc.              New York, NY 10036
- -------------------    --------------------   ------------------------------------   --------------------------------
George S. Smith,       Viacom Inc.            Sr. VP, Chief Financial Officer        Viacom International Inc.
Jr.*                   1515 Broadway          of Viacom Inc. and Viacom              1515 Broadway
                       New York, NY 10036     International Inc.                     New York, NY 10036
- -------------------    --------------------   ------------------------------------   --------------------------------

*Also a Director

                                          Schedule II
                                          Viacom Inc.
                                      Executive Officers
- -------------------    --------------------   ------------------------------------   --------------------------------
                                                                                     Name and Address of Corporation
                          Business or              Principal Occupation                   or Other Organization
      Name             Residence Address              or Employment                        in Which Employed
- -------------------    --------------------   ------------------------------------   --------------------------------
- -------------------    --------------------   ------------------------------------   --------------------------------
Sumner M. Redstone*    Viacom Inc.            Chairman of the Board and Chief        National Amusements, Inc.
                       1515 Broadway          Executive Officer of Viacom;           200 Elm Street
                       New York, NY 10036     Chairman of the Board and President,   Dedham, MA 02026
                                              Chief Executive Officer of National
                                              Amusements, Inc.
- -------------------    --------------------   ------------------------------------   --------------------------------
Vaughn A. Clarke       Viacom Inc.            Sr. VP, Treasurer of Viacom            Viacom International Inc.
                       1515 Broadway                                                 1515 Broadway
                       New York, NY 10036                                            New York 10036
- -------------------    --------------------   ------------------------------------   --------------------------------
Philippe P. Dauman*    Viacom Inc.            Deputy Chairman, Executive VP,         Viacom International Inc.
                       1515 Broadway          General Counsel, Chief                 1515 Broadway
                       New York, NY 10036     Administrative Officer and             New York, NY 10036
                                              Secretary of Viacom
- -------------------    --------------------   ------------------------------------   --------------------------------
Thomas E. Dooley*      Viacom Inc.            Deputy Chairman, Executive             Viacom International Inc.
                       1515 Broadway          VP-Finance, Corporate Development      1515 Broadway
                       New York, NY 10036     and Communications of Viacom           New York, NY 10036
- -------------------    --------------------   ------------------------------------   --------------------------------
Carl D. Folta          Viacom Inc.            Sr. VP, Corporate                      Viacom International Inc.
                       1515 Broadway          Relations of Viacom                    1515 Broadway
                       New York, NY 10036                                            New York, NY 10036
- -------------------    --------------------   ------------------------------------   --------------------------------
Michael D. Fricklas    Viacom Inc.            Sr. VP, Deputy General Counsel         Viacom International Inc.
                       1515 Broadway          and Assistant Secretary of Viacom      1515 Broadway
                       New York, NY 10036                                            New York, NY 10036
- -------------------    --------------------   ------------------------------------   --------------------------------
Susan C. Gordon        Viacom Inc.            Vice President, Controller and         Viacom International Inc.
                       1515 Broadway          Chief Accounting Officer of Viacom     1515 Broadway
                       New York, NY 10036                                            New York, NY 10036
- -------------------    --------------------   ------------------------------------   --------------------------------

*Also a Director

                                        Schedule II - Continued
- -------------------    --------------------   -----------------------------------    --------------------------------
Rudolph L. Hertlein    Viacom Inc.            Sr. VP, Corporate Development of       Viacom International Inc.
                       1515 Broadway          Viacom                                 1515 Broadway
                       New York, NY 10036                                            New York, NY 10036
- -------------------    --------------------   -----------------------------------    --------------------------------
Carol Melton           Viacom Inc.            Sr. VP, Government Affairs of Viacom   Viacom International Inc.
                       1515 Broadway                                                 1515 Broadway
                       New York, NY 10036                                            New York, NY 10036
- -------------------    --------------------   -----------------------------------    --------------------------------
William A. Roskin      Viacom Inc.            Sr. VP, Human Resources and            Viacom International Inc.
                       1515 Broadway          Administration of Viacom               1515 Broadway
                       New York, NY 10036                                            New York, NY 10036

- -------------------    --------------------   -----------------------------------    --------------------------------
George S. Smith,       Viacom Inc.            Sr. VP, Chief Financial Officer of     Viacom International Inc.
Jr.                    1515 Broadway          Viacom                                 1515 Broadway
                       New York, NY 10036                                            New York, NY 10036
- -------------------    --------------------   -----------------------------------    --------------------------------


- ---------------------------------------------------------------------------------------------------------------------
                                           DIRECTORS
- ---------------------------------------------------------------------------------------------------------------------
- -------------------    ------------------------   ------------------------------     --------------------------------
George S. Abrams       Winer & Abrams             Attorney                           Winer & Abrams
                       60 State Street                                               60 State Street
                       Boston, MA 02109                                              Boston, MA  02109
- -------------------    ------------------------   ------------------------------     --------------------------------
Ken Miller             Credit Suisse First        Vice Chairman of Credit Suisse     Credit Suisse First Boston
                       Boston Corporation         First Boston Corporation           Corporation
                       11 Madison Avenue                                             11 Madison Avenue
                       New York, NY 10010                                            New York, NY 10010
- -------------------    ------------------------   ------------------------------     --------------------------------
Brent D. Redstone      31270 Eagle Crest Lane     Self-Employed                      National Amusements, Inc.
                       Evergreen, CO 80439                                           200 Elm Street
                       [Residence]                                                   Dedham, MA 02026
- -------------------    -------------------------  ------------------------------     --------------------------------
Shari Redstone         National Amusements, Inc.  Executive Vice President of        National Amusements, Inc.
                       200 Elm Street             National Amusements, Inc.          200 Elm Street
                       Dedham, MA 02026                                              Dedham, MA  02026
- -------------------    ------------------------   ------------------------------     --------------------------------
Frederic V. Salerno    Bell Atlantic              Senior EVP&CFO/Strategy and        Bell Atlantic
                       1095 Avenue of Americas    Business Development of Bell       1095 Avenue of Americas
                       New York, NY 10036         Atlantic                           New York, NY 10036
- -------------------    -------------------------  ------------------------------     --------------------------------
William Schwartz       Yeshiva University         VP for Academic Affairs (chief     Yeshiva University
                       2495 Amsterdam Avenue      academic officer) of Yeshiva       2495 Amsterdam Avenue
                       New York, NY 10033         University                         New York, NY 10033
- -------------------    -------------------------  ------------------------------     --------------------------------
Ivan Seidenberg        Bell Atlantic              Vice Chairman, President and       Bell Atlantic
                       1095 Avenue of Americas    Chief Operating Officer of Bell    1095 Avenue of Americas
                       New York, NY 10036         Atlantic                           New York, NY 10036
- -------------------    ------------------------   ------------------------------     --------------------------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.         Description
- -----------         ------------

  99.1              Agreement among SEGI Holding Company,
                    Viacom Inc. and Sumner M. Redstone
                    pursuant to Rule 13d-1(f)(1)(iii).